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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of: November 2004

                                    001-31609
                            (Commission File Number)

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                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                      Form 20-F |X| Form 40-F |_|
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

         Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes |_| No |X|
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.


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


         On November 9, 2004, Telkom SA Limited ("Telkom") issued a press release referencing announcements made by its shareholder Thintana Communications LLC ("Thintana") relating to a BEE consortium led by Andile Ngcaba and Women Investment Portfolio Holdings Limited and advised by Smuts Ngonyama ("the Consortium"), concluding an agreement to acquire the remaining 15.1% interest held by Thintana in Telkom. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The announcement contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Exhibit         Description
-------         -----------


99.1 Press release, dated November 9, 2004, by Telkom SA Limited ("Telkom") referencing announcements made by its shareholder Thintana Communications LLC ("Thintana") relating to a BEE consortium concluding an agreement to acquire the remaining 15.1% interest held by Thintana in Telkom.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TELKOM SA LIMITED



                                              By:  /s/ Kaushik Patel
                                              ----------------------------------
                                                       Kaushik Patel
                                                       Chief Financial Officer


Date:    November 9, 2004